Exhibit 3.9
CERTIFICATE OF INCORPORATION

OF

HYLAND CAPITAL, INC.

     FIRST. The name of this corporation shall be HYLAND CAPITAL, INC.
     SECOND. Its registered office in the state of Delaware is to be located at 1209 Orange Street, in the City of Wilmington, County of New Code and its registered agent at such address is The Corporation Trust Company.
     THIRD. The purpose or purposes of the corporation shall be to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.
     FOURTH. The total number of shares of stock which this corporation is authorized to issue is One Hundred thousand (100,000) shares of Common Stock at the par value of S.001 each, amounting to One Hundred Dollars ($100.00).
     FIFTH. Tire name and address of the incorporator is:
Harry A. Roosje
ICN Pharmaceuticals, Inc.
3300 Hyland Avenue
Costa Mesa, California 92626
     SIXTH. The Board of Directors shall have the power to adopt, amend, or repeal the by-laws.
     SEVENTH. No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit No amendment to or repeal of this Article Seventh. shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.
     EIGHTH. The corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it steal have power to indemnify under said

Section from and against all expenses, liabilities or other eaters referred to or covered by said Section, and the indemnification provided herein shall not be d exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.
     IN WITNESS WHEREOF, the undersigned, being the incorporates hereinbefore named, has executed, signed and acknowledged this certificate of incorporation this 21st day of April 1999.

By	/s/ Harry A. Roosje
Harry A. Roosje
Incorporator